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16014824

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52121

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Burch & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4151 N. Mulberry, Suite 235
(No. and Street)

Kansas City (City) Missouri (State) 64116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
A. Randall Burch (816) 842-4660
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bruce Culley CPA PC
(Name – *if individual, state last, first, middle name*)

3000 NE Brooktree Lane, Suite 210 Gladstone, Missouri 64116
(Address) (City) (State) (Zip Code)

SEC
Mail Processing
Section
MAR 01 2016
Washington DC
411

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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OATH OR AFFIRMATION

I, A. Randall Burch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Burch & Company, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Jenifer L Burch
Notary Public Notary Seal
State of Missouri County of Platte
My Commission Expires 08/01/2016
Commission # 12375281

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRUCE D. CULLEY, C.P.A., P.C.
3000 BROOKTREE LANE, SUITE 210
GLADSTONE, MISSOURI 64119
816-453-1040 FAX: 816-453-0721
bruceculley@sbcglobal.net

Member American Institute of Certified Public Accountants

Member Missouri Society of Certified Public Accountants

BURCH & COMPANY, INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2015

BURCH & COMPANY, INC.

Table of Contents

BRUCE D. CULLEY, C.P.A., P.C.
3000 BROOKTREE LANE, SUITE 210
GLADSTONE, MISSOURI 64119
816-453-1040 FAX: 816-453-0721
bruceculley@sbcglobal.net

Member American Institute of Certified Public Accountants

Member Missouri Society of Certified Public Accountants

Independent Auditor's Report

The Board of Directors
Burch & Company, Inc.
Kansas City, Missouri

I have audited the accompanying statement of financial condition of Burch & Company, Inc. as of December 31, 2015, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of Burch & Company, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Burch & Company, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information (Computation of Net Capital under Exchange Act Rule 15c3-1, 17 C.F.R. § 240.15c3-1, and Computation for Determination of the Reserve Requirements under Exhibit A of Exchange Act Rule 15c3-3, 17 C.F.R. § 240.15c3-3) has been subjected to audit procedures performed in conjunction with the audit of Burch & Company, Inc.'s financial statements. The supplemental information is the responsibility of Burch & Company, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Bruce Culley
Certified Public Accountant

Gladstone, Missouri
February 26, 2016

BURCH & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS	
Cash	$ 355,702
Prepaid expenses	41,563
Accounts receivable:	
Retainers and fees	145,996
Officer	13,965
Other	2,088
Property and equipment, net of accumulated depreciation of $33,057	55,216
Total assets	$ 614,530
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable	$ 410,147
Payroll liabilities	4,960
Accrued interest payable	4,500
Accrued income taxes payable	16,486
Deferred taxes	10,360
Subordinated borrowings	175,000
Total liabilities	621,453
Stockholder's equity	
Common stock, $1 par value, 30,000 shares authorized, 1,000 issued and outstanding	1,000
Additional paid-in capital	38,946
Retained earnings (deficit)	(46,869)
Total stockholder's equity	(6,923)
Total liabilities and stockholder's equity	$ 614,530

See notes to the financial statements.

BURCH & COMPANY, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES	
Mergers and acquisitions retainer and success fees	$ 8,927,263
Administrative fees	462,228
Reimbursed expenses	162,841
Commissions	868
Total revenues	9,553,200
EXPENSES	
Commissions	8,145,247
Employee compensation and benefits	567,407
Arbitration	70,000
Professional services	283,629
Rent	49,020
Registration fees, insurance and bonding	203,928
Office expenses	46,336
Other administrative expenses	38,143
Total expenses	9,403,710
Income from operations	149,490
OTHER INCOME (EXPENSE)	
Interest income	554
Interest expense	(24,722)
Total other income (expense)	(24,168)
Income before income taxes	125,322
INCOME TAXES	
Current expense	17,902
Deferred expense	13,027
Net income	$ 94,393

See notes to the financial statements.

BURCH & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Stockholder's equity, beginning of year	$ 1,000	$ 38,946	$ (141,262)	$ (101,316)
Net income	-	-	94,393	94,393
Stockholder's equity, end of year	$ 1,000	$ 38,946	$ (46,869)	$ (6,923)

See notes to the financial statements.

BURCH & COMPANY, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2015

Subordinated borrowings, beginning of year	$ 346,999
Repayment of subordinated borrowings	(171,999)
Subordinated borrowings, end of year	$ 175,000

See notes to the financial statements.

BURCH & COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 94,393
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	8,856
Deferred tax expense	13,027
Interest added to officer receivable	(554)
(Increase) decrease in current assets and increase (decrease) in current liabilities	
Retainers and fees receivable	(145,996)
Prepaid expenses	(3,282)
Other receivables	(247)
Accounts payable	360,058
Payroll tax liabilities	(7,367)
Income tax payable	15,618
Accrued interest payable	750
Total adjustments	240,863
Net cash provided by operating activities	335,256
CASH FLOWS FROM FINANCING ACTIVITIES	
Repayment of subordinated borrowings	(171,999)
Officer advances, net	3,676
Net cash used by financing activities	(168,323)
Increase in cash	166,933
Cash, beginning of year	188,769
Cash, end of year	$ 355,702
Supplemental Disclosures:	
Interest paid during the year	$ 23,972
Income taxes paid during the year	$ 2,284
Noncash Financing and Investing Transactions	
Accrued interest receivable added to amount due from officer	$ 554

See notes to the financial statements.

BURCH & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Burch & Company, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company is primarily involved in licensing of mergers and acquisition professionals to accommodate any securities related to middle market mergers and acquisition transactions.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

The Company earns advisory revenues through success fees based upon the occurrence of certain events which may include announcements or completion of various types of financial transactions and also through retainer fee arrangements. Revenue is recognized when: 1) there is a contractual arrangement with a client; 2) agreed upon services have been provided; 3) fees are fixed or determinable; and 4) collection is reasonably assured.

Retainers and Administrative Fees Receivable

Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts, and balances that are still outstanding after reasonable collection efforts have been made are written-off. At December 31, 2015 it was determined that no valuation allowance was necessary

Concentrations

Financial Instruments

Financial instruments that potentially subject the Company to significant concentrations consist principally of cash and accounts receivable. The Company places its cash with high credit quality financial institutions which maintain FDIC insurance such that deposits are generally fully covered by insurance.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Income Taxes and Tax Positions

Current and deferred income taxes are determined in accordance with FASB ASC Topic 740. Under FASB ASC Topic 740, the amount of current and deferred taxes payable or refundable is recognized utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Deferred taxes relate to the use of accelerated depreciation methods and the election to expense property acquisitions for income tax purposes, and the deduction of certain prepaid expenses for tax purposes when paid and writing them off for book purposes over the period benefited.

The components of the deferred tax liability on the statement of financial condition as of December 31, 2015, relate to the following:

Temporary Difference		Related Statement of Financial Condition Account
Depreciation	$2,047	Property and equipment
Insurance	8,313	Prepaid expenses
	$10,360	

The current provision consists of $13,904 of Federal and $3,998 of state and local taxes due on current year taxable income.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2015, management has determined that there are no material uncertain income tax positions. The Company's income tax returns are subject to examination by taxing authorities for a period of three years from the date they are filed. As of December 31, 2015, the tax returns for the years 2012 to 2014 are subject to examination

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Property and Depreciation

Property and equipment at December 31, 2015, consists of the following and is depreciated using accelerated and straight-line methods over the following lives:

	Balance	Lives
Office furniture and computer equipment	$ 38,049	5 – 10 years
Automobile	50,224	5 years
	88,273	
Less accumulated depreciation	(33,057)	
	$ 55,216	

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company defines cash equivalents as demand deposits, money market funds and any highly liquid debt instruments with a maturity of three months or less at the time of purchase.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2015, the Company had net capital of $55,083 which was $26,009 in excess of its required net capital of $29,074. The percentage of aggregate indebtedness to net capital was 791.70%

NOTE 3 – SUBORDINATED BORROWINGS

The borrowings under subordination agreements at December 31, 2015, are as follows:

12% Loan Due July 24, 2018	$100,000
5% Loan Due July 1, 2016	50,000
5% Loan Due July 1, 2016	25,000
	$ 175,000

The subordinated borrowings are available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 4 – RELATED PARTY TRANSACTIONS

Officer Receivable

During 2015, the Company made advances of $3,224 to its officer/shareholder under a 3.5% demand note. Repayments on the note were $6,900, and interest of $554 was added. The balance outstanding at December 31, 2015 was $13,965.

Subordinated Borrowings

During 2015, the Company paid $23,972 of interest on the subordinated borrowings due the officer/shareholder. $171,999 of officer/shareholder subordinated borrowings were repaid in 2015 and $100,000 remains outstanding.

M&A Securities, Inc.

During the year, the Company engaged in various transactions with M&A Securities, Inc., a related entity. These transactions included the receipt of commissions of $228,812 and $110,000 of business development fees in accordance with the terms of a recruiting and consulting fee agreement, and $30,000 each for shared compliance services and the use of office space.

NOTE 5 – OPERATING LEASE

On May 15, 2015, the Company renewed their lease agreement for office space through July 31, 2020. The renewal also includes the guaranty of Burch & Company, Inc. Future minimum payments due under this lease are:

2016	$ 47,331
2017	49,310
2018	51,289
2019	53,268
2020	31,746
	$ 232,944

Rental expense for 2015 was $49,020.

NOTE 6 – DEFINED CONTRIBUTION PLAN

The Company has established a Simplified Employee Pension plan which provides for contributions of up to 25% of employee compensation. Profit sharing expense for the plan year ended December 31, 2015 was $83,707.

NOTE 7 – LITIGATION AND CONTINGENCIES

The Company is one of a number of defendants in a class action civil suit related to individual commercial real estate properties, all of which involve the same sponsor and issuer of securities from the 2006 to 2007 time periods. The properties were affected by the world-wide economic downturn, through the loss of tenants or an inability to refinance. The Company is a co-defendant with numerous other parties, including lenders, real estate brokers, title and escrow companies, attorneys and others. The Company's role was limited to serving as Managing Broker-Dealer and no claimants were customers of the Company. The claims are similar, if not identical, to previous class action suits brought against the Company which were subsequently dismissed in Orange County Superior Court.

This matter is being contested by the Company, however, the final outcome is uncertain and consequently no provision has been made for any potential liability. In the opinion of management, the amount of any loss, if any, that is not recovered from others would not be material to the Company's financial position.

During 2015 the Company settled one similar arbitration matter at a final cost of $70,000.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 26, 2016 the date at which these financial statements were available to be issued, and determined there have not been any events that have occurred that would require adjustments to or disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

BURCH & COMPANY, INC.
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2015

I. Computation of Net Capital Under SEC Rule 15c3-1

Total stockholder's equity	$ (6,923)
Subordinated borrowings allowable in the computation of net capital	175,000
Deferred tax liability	10,360
Non-allowable assets	(123,354)
Net capital	55,083
Minimum net capital required, the greater of $5,000 or 6 2/3% of aggregate indebtedness	(29,074)
Excess net capital	$ 26,009
Aggregate indebtedness:	
Total liabilities	$ 621,453
Less deferred taxes	(10,360)
Less subordinated borrowings	(175,000)
Aggregate indebtedness	$ 436,093
Percentage of aggregate indebtedness to net capital	791.70%

II. Computation for Determination of Reserve Requirements under SEC Rule 15c3-3

The Company operates under the exemptive provisions of paragraph (k)(2)(B) of SEC Rule 15c3-3.

III. Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3

The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2015.

IV. Reconciliation Pursuant to SEC Rule 17a-5(d)(2)

Net Capital per original December 31, 2015, Form X-17A-5	$ 75,189
Adjustments to original Form as amended February 25, 2016:	
Increase in payroll taxes payable	(158)
Additional accounts payable	(3,530)
Income taxes payable to actual	(16,418)
Net capital per Schedule I above	$ 55,083



Burch & Co. Inc.

EXEMPTION REPORT

During fiscal year 2015, to the best knowledge and belief of A. Randal Burch, President of Burch & Company, Inc., Burch & Company Inc. operated pursuant to exemption 15c3-3(k)(2)(i) as Burch & Company, Inc. did not hold customer funds or safe keep customer securities.

A. Randal Burch

A Randal Burch

President

4151 N. Mulberry Drive, Suite 235 • Kansas City, MO 64116
Telephone 816-842-4660 • Fax 816-842-4662 • www.burchco.com

BRUCE D. CULLEY, C.P.A., P.C.
3000 BROOKTREE LANE, SUITE 210
GLADSTONE, MISSOURI 64119
816-453-1040 FAX: 816-453-0721

Independent Auditor's Review Report

Board of Directors
Burch & Company, Inc.
Kansas City, Missouri

I have reviewed management's statements, included in the accompanying exemption report, in which (1) Burch & Company, Inc. identified the following provisions of 17 C.F.R. 15c3-3(k)(2)(i) under which Burch & Company, Inc. claimed an exemption from 17 C.F.R. 240. 15c3-3(k)(2)(i) and (2) Burch & Company, Inc. stated that Burch & Company, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Burch & Company, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Burch & Company, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Bruce Culley
Certified Public Accountant

Gladstone, Missouri
February 26, 2016

BRUCE D. CULLEY, C.P.A., P.C.
3000 BROOKTREE LANE, SUITE 210
GLADSTONE, MISSOURI 64119
816-453-1040 FAX: 816-453-0721

Report on Internal Control Required by SEC Rule 17a-5 (alt 1)
for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Board of Directors
Burch & Company, Inc.
Kansas City, Missouri

In planning and performing my audit of the financial statements of Burch & Company, Inc., as of and for the year ended December 31, 2015, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.
Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2015, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Bruce Culley
Certified Public Accountant

Gladstone, Missouri
February 26, 2016

BRUCE D. CULLEY, C.P.A., P.C.
3000 BROOKTREE LANE, SUITE 210
GLADSTONE, MISSOURI 64119
816-453-1040 FAX: 816-453-0721
bruceculley@sbcglobal.net

Member American Institute of
Certified Public Accountants

Member Missouri Society of
Certified Public Accountants

Burch & Company, Inc.

Agreed-Upon Procedures

Form SIPC-7

BRUCE D. CULLEY, C.P.A., P.C.
3000 BROOKTREE LANE, SUITE 210
GLADSTONE, MISSOURI 64119
816-453-1040 FAX: 816-453-0721
bruceculley@sbcglobal.net

Member American Institute of Certified Public Accountants

Member Missouri Society of Certified Public Accountants

Independent Auditor's Report on Agreed-Upon Procedures
Performed Relative to Form SIPC-7

Board of Directors
Burch & Company, Inc.
4151 N. Mulberry Drive, Suite 235
Kansas City, Missouri 64116

In accordance with Rule 17a5(e)(4) under the Securities Exchange Act of 1934, I have performed procedures enumerated below with respect to the accompanying General Assessment Reconciliation (form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the twelve months ended December 31, 2015, which were agreed to by Burch & Company, Inc. and SIPC solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listing assessment payment in Form SIPC-7 with the respective cash disbursement entry in the Company's general ledger, noting no differences.

2. Compared and reconciled the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, to the amounts reported on Form SIPC-7 for the twelve months ended December 31, 2015, and noting no differences.

3. There were no adjustments reported in Form SIPC-7.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and its supporting schedules and work papers (Focus Reports and General Ledger) supporting there were no adjustments, noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences. There was not overpayment noted.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters may have come to my attention that would have been reported to you.

This report is intended solely for the information and the use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Bruce Culley
Certified Public Accountant

Gladstone, Missouri
February 26, 2016

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090
202-371-8300
General Assessment Reconciliation

2.	A. General Assessment (Item No. 2e from next page)	$ 23,196
	B. Less payment made with SIPC-6 filed July 2015	(12,685)
	C. Less prior payment applied	( )
	D. Assessment balance due or (overpayment)	10,511
	G. Actual Payment Made – February 2016	(10,511)
	H. Balance due (payment less than calculated)	$ 0)

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.		
2a.	Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 9,553,754
2b	Additions:	
	Total additions	
2c	Deductions:	
	(8) Other revenue not related either directly or indirectly to the securities business.	
		275,387
	Total deductions	275,387
2d	SIPC Net Operating Revenues	$ 9,278,367
2e	General Assessment @ .0025	$ 23,196